UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TriMas Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896215209

(CUSIP Number)

December 31, 2009**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Since May 17, 2007, the effectiveness of the initial public offering of the Issuer, the Reporting Persons were eligible, and continue to remain eligible, to report their beneficial ownership of the shares of Common Stock on Schedule 13G pursuant to Rule 13d-1(d). However, the Reporting Persons previously reported their beneficial ownership of the shares of Common Stock on Schedule 13D pursuant to Rule 13d-1(a). As such, the Reporting Persons are filing this Schedule 13G to replace the
Schedule 13D filed by the Reporting Persons (as defined below) on March 20, 2009, as amended, to report their beneficial ownership of the shares of Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS Heartland Industrial Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 2,144,970 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 2,144,970 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,144,970 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS Heartland Industrial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,978,546 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,978,546 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,978,546 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS TriMas Investment Fund I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,131,513 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,131,513 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,513 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS Metaldyne Investment Fund I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 847,033 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 847,033 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,033 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS HIP Side-by-Side Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 133,247 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 133,247 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,247 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS TriMas Investment Fund II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 20,738 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 20,738 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,738 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 896215209

1	NAME OF REPORTING PERSONS Metaldyne Investment Fund II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 12,439 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 12,439 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,439 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

TriMas Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

39400 Woodward Avenue

Suite 130

Bloomfield Hills, Michigan 48304

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Heartland Industrial Associates, L.L.C.

(ii) Heartland Industrial Partners, L.P.

(iii) TriMas Investment Fund I, L.L.C.

(iv) Metaldyne Investment Fund I, L.L.C.

(v) HIP Side-by-Side Partners, L.P.

(vi) TriMas Investment Fund II, L.L.C.

(vii) Metaldyne Investment Fund II, L.L.C.

Item 2(b).	Address of Principal Business Office:

The principal business address of each of the Reporting Persons is 177 Broad Street, 10th Floor, Stamford, Connecticut 06901.

Item 2(c).	Citizenship:

(i) Heartland Industrial Associates, L.L.C. is a Delaware limited liability company.

(ii) Heartland Industrial Partners, L.P. is a Delaware limited partnership.

(iii) TriMas Investment Fund I, L.L.C. is a Delaware limited liability company.

(iv) Metaldyne Investment Fund I, L.L.C. is a Delaware limited liability company.

(v) HIP Side-by-Side Partners, L.P. is a Delaware limited partnership.

(vi) TriMas Investment Fund II, L.L.C. is a Delaware limited liability company.

(vii) Metaldyne Investment Fund II, L.L.C. is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (each such share of Common Stock, a “Share”)

Item 2(e).	CUSIP Number:

896215209

Item 3.

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

On June 14, 2013, TriMas Investment Fund I, L.L.C. (“TIF I”) purchased 16,152 and 4,021 Shares from HIP Side-by-Side
Partners, L.P. (“Side-by-Side”) and TriMas Investment Fund II, L.L.C. (“TIF II”), respectively. Between May 20, 2013 and May 31, 2013, TIF I sold 260,002 Shares in open market sales.

TIF I directly owns 1,131,513 Shares; Metaldyne Investment Fund I, L.L.C. (“MIF I”) directly owns 847,033 Shares; Side-by-Side directly owns 133,247 Shares; TIF II directly owns 20,738 Shares; and Metaldyne Investment Fund II, L.L.C. (“MIF II”) directly owns 12,439 Shares. Heartland Industrial Partners, L.P. (“Heartland LP”), as TIF I’s and MIF I’s Managing Member, may be deemed to indirectly beneficially own the 1,978,546 Shares. Heartland Industrial Associates, L.L.C. (“Heartland”), as the General Partner of Heartland LP, the managing member of TIF II and MIF II, and the General Partner of Side-by-Side, may be deemed to indirectly beneficially own 2,144,970 Shares. Each of the Reporting Persons disclaims being a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 or any other purpose.

(b)	Percent of class:		See Item 11 of each cover page

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	See Item 5 of each cover page

	(ii)	shared power to vote or to direct the vote:	See Item 6 of each cover page

	(iii)	sole power to dispose or to direct the disposition of:	See Item 7 of each cover page

	(iv)	shared power to dispose or to direct the disposition of:	See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4, above. In addition, Daniel P. Tredwell is the Managing Member of Heartland.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2013

HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer

HEARTLAND INDUSTRIAL PARTNERS, L.P.

By: Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer

TRIMAS INVESTMENT FUND I, L.L.C.

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer

METALDYNE INVESTMENT FUND I, L.L.C.

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer

HIP SIDE-BY-SIDE PARTNERS, L.P.

By: Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer

TRIMAS INVESTMENT FUND II, L.L.C.

By:	Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer

METALDYNE INVESTMENT FUND II, L.L.C.

By:	Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Steven J. Lamb
Name: Steven J. Lamb
Title: Chief Financial Officer